AN ENDOVASCULAR COMPANY	4600 Nathan Lane N. Plymouth, MN 55442 PH 763-398-7000 FX 763-398-7200

June 13, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0409

Washington, D.C.  20549

Attention:	Peggy Fisher
Assistant Director

Alan Morris

Re:	ev3 Inc.
Registration Statement on Form S-1 (File No. 333-123851)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, ev3 Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-123851) to 4:30 p.m., Eastern Time, on Wednesday, June 15, 2005, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (763) 398-7080 or Tracy Kimmel of King & Spalding LLP at (212) 556-2294 if you have any questions.

ev3 Inc.

By:	/s/ L. Cecily Hines
	Name:	L. Cecily Hines
	Title:	Vice President, Secretary and Chief Legal Officer